Securities and Exchange Commission
Washington D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month ended January 31, 2006

Olicom A/S
(Translation of registrant’s name into English)
Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Olicom A/S
Form 6-K

Item 1.	Financial Information

See attached information with respect to Olicom A/S.

Item 2.	Exhibits

Exhibit 99.1 Press Release issued by the Company on January 31, 2006.

Signatures
The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S

Date: February 2, 2006	By:	Boje Rinhart

Boje Rinhart Chief Executive Officer